Amended and Restated
Schedule C
to the
Transfer Agency and Services Agreement
between
World Funds Trust (the “Trust”) and
Commonwealth Fund Services, Inc. (“CFS”)

Dated as of August 15, 2014

FEE SCHEDULE

European Equity Fund

The base fee for a portfolio or class is $18,000 per year. In addition, there will be an annual maintenance fee of $20.00 per open account and $3.00 per closed account, subject to a minimum annual fee of $15,000. These per account fees will be charged in addition to the base fee.

For the purposes of this Agreement, an open account is an account that has assets or that has had assets for the current tax reporting period. For example, an account opened and funded on Jaunary 2, 2012 which is redeemed in full on May 31, 2012 would continue to be billable as an open account until April 15, 2013 because it needs to be maintained through the tax reporting cycle of the year following the full redemption. On April 16, 2013, the account would be billable as a closed account. Unfunded accounts, that is accounts that have never been funded, are not billable. A closed account has a zero balance and no activity in the current tax reporting cycle.

Internet access for shareholder account look-up and broker account access, as well as VRU (Voice Response Unit) access will be available to those portfolios wishing to provide the service to their shareholders and/or brokers for an annual fee of $6,000 per fund.

Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

Mailings	Forms
Mailing House Expenses	22c-2 Compliance
Proxy Solicitation	Special Reports
Express Charges	Storage Fees
Fund/SERV & Networking Fees	Bank Account Maintenance Fees
FedWire/ACH/Swift Fees	Custom Programming Costs
Special Training requested by Fund	SSAE 16 Reporting
Annual AML Review	Conversion/Deconversion Costs*

Labor costs associated with items covered under out-of-pocket provisions will be based on the following schedule:

Principal/Officer	$250.00/hr
Manager/Supervisor	$175.00/hr
Programmer/Technical	$150.00/hr
Administrative	$50.00 - $75.00/hr

*Conversion costs will be based on vendor per-account charges plus labor, billed at the rates noted above.